Exhibit 99.1

Invitel Holdings A/S Announces Its Intention to Delist from the NYSE Amex and Deregister from the U.S. Securities and Exchange Commission

NEW YORK--(BUSINESS WIRE)--January 27, 2010--Invitel Holdings A/S (NYSE AMEX: IHO) announced today its intention to delist its American Depositary Shares (“ADSs,” which represent ordinary shares of Invitel Holdings A/S) from the NYSE Amex stock exchange. Following the delisting of its ADSs from the NYSE Amex, which is expected to be completed on February 18, 2010, Invitel Holdings will take the necessary steps to deregister from the U.S. Securities and Exchange Commission and to cease reporting under the Securities Exchange Act of 1934, as amended.

To complete the delisting, Invitel Holdings has provided written notice today to the NYSE Amex of its intent to delist. Invitel Holdings intends to file a Form 25 “Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934” with the SEC and NYSE Amex on or about February 8, 2010 and expects the filing to be effective on or about February 18, 2010. On or about February 18, 2010, Invitel Holdings expects the ADSs to be removed from the NYSE Amex. Invitel Holdings also intends to file a Form 15 “Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934” with the SEC on or about February 18, 2010 in order to deregister from the SEC. Upon the filing of the Form 15, the obligation of Invitel Holdings to file periodic reports with the SEC under the Exchange Act will be suspended immediately. The deregistration will be effective 90 days after the filing, unless the Form 15 is earlier withdrawn by Invitel Holdings or denied by the SEC. Invitel Holdings reserves the right to delay or withdraw the filings of the Forms 25 and 15 for any reason prior to their effectiveness.

The decision by Invitel Holdings to seek a delisting of its ADSs from the NYSE Amex and a deregistration from the SEC is due to the completion by Mid Europa Partners Limited (“Mid Europa”) of its tender offer to purchase any and all of the outstanding ordinary shares of Invitel Holdings and any and all of the ADSs representing such ordinary shares. As a result of the tender offer, Mid Europa will own approximately 91.8% of the outstanding ordinary shares of Invitel Holdings (including Invitel ordinary shares represented by ADSs). Mid Europa intends to acquire the remaining Invitel Holdings ordinary shares (including Invitel ordinary shares represented by ADSs) in a compulsory acquisition procedure under Danish law. Invitel Holdings has not arranged for the listing and/or registration of its ADSs on another national securities exchange or for quotation of its ADSs in any other quotation medium following the delisting from the NYSE Amex because it anticipates that Mid Europa will be the sole owner of all of the equity securities of Invitel Holdings.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

Forward-Looking Statements and Legal Information

The information above includes forward-looking statements about Invitel Holdings A/S and its subsidiaries. These and all forward-looking statements are only predictions of current plans that are constantly under review by Invitel Holdings. Such statements are qualified by important factors that may cause actual results to differ from those contemplated, including those risk factors detailed from time to time in Invitel Holdings’ U.S. Securities and Exchange Commission (“SEC”) filings, which may not be exhaustive. For a discussion of such risk factors, see Invitel Holdings’ filings with the SEC including, but not limited to, its 2008 Annual Report on Form 20-F. Invitel Holdings operates in a continually changing business environment, and new risk factors emerge from time to time. Invitel Holdings cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on its business or events described in any forward-looking statements. Invitel Holdings has no obligation to publicly update or revise any forward-looking statements to reflect the occurrence of future events or circumstances.

CONTACT:
Invitel Holdings A/S
Hungary:
Chief Financial Officer
Robert Bowker, (011) 361-801-1374
or
U.S.:
General Counsel
Peter T. Noone, 206-654-0204